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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-47352

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EBH Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6525 E 82nd Street - Suite 209
(No. and Street)

Indianapolis	Indiana	46250
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stan Whittlesey 317 594-0023
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thomas Faust, CPA
(Name – *if individual, state last, first, middle name*)

174 Coldbrook Ct.	Lafayette	Indiana	47909
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RAS

OATH OR AFFIRMATION

I, Stan Whittlesey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EBH Securities, Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

TERESA ANN GAISER
Tipton County
My Commission Expires
June 13, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EBH Securities, Inc.

Report on Audit of Financial Statements

December 31, 2018

THOMAS FAUST, CPA
Certified Public Accountant

EBH SECURITIES, INC

TABLE OF CONTENTS

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-427-4534 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
EBH Securities, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of EBH Securities, Inc., as of December 31, 2018, the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material aspects, the financial position of EBH Securities, Inc. as of December 31, 2018 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of EBH Securities, Inc.'s management. My responsibility is to express an opinion on EBH Securities, Inc.'s financial statements based on our audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to EBH Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and the regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule of Computation of Net Capital Requirements Under SEC Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of EBH Securities, Inc.'s financial statements. The supplemental information is the responsibility of EBH Securities, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Schedule of Computation of Net Capital Requirement Under SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Thomas Faust, CPA

I have served as the Company's auditor since 2018.

Lafayette, Indiana
February 25, 2019

EBH SECURITIES, INC

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2018

		2,018
ASSETS		
Cash and cash equivalents	$	8,498
Accounts receivable		589
TOTAL ASSETS	$	9,087
LIABILITIES		
Commissions payable		401
TOTAL LIABILITIES		401
STOCKHOLDER'S EQUITY		
Common Stock (no par value, 1000 shares authorized 500 share issued and outstanding)	$	7,849
Additional Paid in Capital		17,572
Retained Earnings		(16,735)
TOTAL STOCKHOLDER'S EQUITY		8,686
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	9,087

EBH SECURITIES, INC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2018

		2,018
REVENUE		
Commissions and fees	$	51,208
TOTAL REVENUE		51,251
EXPENSES		
Employee compensation and benefits		10,013
Occupancy		7,820
Professional fees		1,868
Other operating expenses		36,272
TOTAL EXPENSES		55,973
Net Income (Loss)	$	(4,722)
Equity - Beginning Balance	$	9,558
plus Shareholder Contributions		3,850
less Shareholder Distributions		-
Equity - Ending Balance	$	8,686

EBH SECURITIES, INC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2018

		2018
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$	(4,722)
(Increase) decrease in operating assets:		
Accounts receivable		1,092
Increase (decrease) in operating liabilities:		
Commission payable		(25,721)
Net Cash Provided by (Used in) Operating Activities		(29,351)
CASH FLOWS FROM INVESTING ACTIVITIES		
Contributions from stockholder		3,850
Net Cash Provided by (Used in) Investing Activities		3,850
Net increase (decrease) in cash		(25,501)
Cash - beginning of year		33,999
Cash - end of year	$	8,498
SUPPLEMENTAL DISCLOSURES OF CASH FLOW ACTIVITIES		
Cash Paid During the Year for Taxes	$	-

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations—EBH Securities, Inc., is a limited-purpose, registered broker dealer under the examining authority of the Financial Industry Regulatory Authority (FINRA). As a securities broker dealer, the Firm is engaged as a wholesaler of variable life insurance products, annuities and mutual fund. The Firm earns revenue from commission fees on transactions in these products. The Firm maintains no physical securities, client cash or margin accounts.

b. Cash and Cash Equivalents—For purposes of the statements of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. There were no cash equivalents as of December 31, 2018.

c. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

d. Concentrations of Credit Risk—The Firm places its cash in accounts with a local financial institution. At times, such accounts may be in excess of FDIC insured limits.

e. Accounts Receivable—Accounts Receivable consists of fees and other amounts owed to the Firm. The Firm, on a periodic basis evaluates its accounts receivable and establishes an allowance for doubtful accounts, based on history of past write-offs and collections and current credit conditions. The Firm considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts currently is provided. Uncollectible accounts receivable are charges directly against operations when they are determined to be uncollectible. Use of this method does not result in a material difference from the valuation method required by accounting principles generally accepted in the United States of America.

f. Basis of Presentation and Method of Accounting—The Firm's financial statements have been prepared in conformity with accounting principles generally accepted in the United States ("U.S. GAAP'), and presented on the accrual basis method of accounting.

g. Revenue Recognition—The Firm recognized and records commissions and other income on a trade-date basis. Revenue consists of commissions and 12b-1 fees on mutual funds and annuities.

In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers: Topic 606 to supersede nearly all existing revenue recognition guidance under GAAP. The Firm has performed an assessment of its revenue contracts and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The principles of revenue recognition from ASU 2014-09 are largely consistent with current practices of the Firm.

NOTE 3: RECEIVABLES AND PAYABLES FROM AND TO BROKERS

Receivables from brokers represent commissions due and accrued to the Firm from their correspondents. At December 31, 2018 there were $589 of accrued receivables.

The payable to brokers are commissions due to the brokers. At December 31, 2018 there were $401 of accrued payables.

NOTE 4: STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

For the year ended December 31, 2018, the Firm did not have any subordinated liabilities subject to claims of general creditors. Therefore, no statements have been prepared.

NOTE 5: UNCERTAINTY IN INCOME TAXES

The Firm adopted the provisions of FASB ASC Topic 605, "Accounting for Uncertainty in Income Taxes". Benefits from tax positions are recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. Recognized income tax positions are measured at the largest amount that has a greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Based on its current evaluation, the Firm has concluded that there are no significant uncertain tax positions requiring recognition in the Firm's financial statements.

NOTE 6: NET CAPITAL REQUIREMENTS

The Firm is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance. The Firm is required to maintain net capital equal to the greater of $5,000 or 6-2/3% of the aggregate indebtedness, as these terms are defined under the rule. At December 31, 2018, the Firm's net capital was $8,686 which was $3,666 in excess its minimum net capital requirement of $5,000. The Firm also had Net Capital in excess of the greater of 10% of aggregate indebtedness ($40) or 120% of the minimum net capital requirement ($6,000) of $2,666 as of December 31, 2018.

For the year ending December 31, 2018, an additional paid-in of capital was made in June 2018 of $3,850.

NOTE 9: SUBSEQUENT EVENTS

The Firm has evaluated subsequent events through the date of this report, the date on which the financial statements were available to be issued, and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

EBH SECURITIES, INC

COMPUTATION OF NET CAPITAL REQUIREMENTS

As of December 31, 2018

SCHEDULES I and II

SCHEDULE I: COMPUTATION OF NET CAPITAL UNER RULE 15c3-1

Total ownership equity from Statement of Financial Condition	$	8,686
less nonallowable assets from Statement of Financial Condition		-
Total ownership equity qualified for Net Capital	$	8,686
Haircuts on securities		-
Net Capital before haircuts on securities positions	$	8,686

SCHEDULE II: COMPUTATION OF AGGREGATE INDEBTEDNESS AND EXCESS CAPITAL UNDER RULE 15c3-1

Aggregate indebtedness	$	401
Net Capital required based on aggregate indebtedness (6-2/3%)		5
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum dollar net capital requirement of reporting broker or dealer		5,000
Excess net capital		3,686
COMPUTATION OF AGGREGATE INDEBTEDNESS		
(a) - 10% of total aggregate indebtedness		40
(b) - 120% of minimum net capital requirements		6,000
Net Capital less the greater of (a) or (b)		2,686
Percentage of Aggregate Indebtedness to Net Capital		4.62%

FOCUS PART IIA FILING RECONCILIATION BETWEEN AUDITED AND UNAUDITED NET CAPITAL

At December 31, 2018, there were the following material differences between audited net capital, above, and net capital reported in the Firm's Part II (unaudited) FOCUS report.

None

EBH SECURITIES, INC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDERRULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-1

As of December 31, 2018

SCHEDULE III

SCHEDULE III: COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDERRULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-1

EBH Securities, Inc. does not carry customer accounts as defined by the Securities Exchange Act of 1934 under Section (a)(1) of Rule 15C3-3. Therefore EBH Securities, Inc. is exempt from the provisions of this rule.

EBH Securities, Inc.
Broker Dealer Exemption Report

SEC RULE 15C3-3
December 31, 2018

THOMAS FAUST, CPA
Certified Public Accountant

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-427-4534 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
EBH Securities, Inc.

I have reviewed management's statements, included in the accompanying Exemption report of Broker and Dealers, in which EBH Securities, Inc., identified the following provisions 17 C.F.R. § 15c3-3(k) under which the Firm claimed an exemption from 17 C.F.R. §2 4 0.15c3-3: (k) (1), and EBH Securities, Inc. stated that EBH Securities, Inc. has met this exemption provision throughout the year ended December 31, 2018 without exception. EBH Securities, Inc.'s management is responsible for compliance with the exception provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly included inquiries and other required procedures to obtain evidence about the Firm's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Thomas Faust, CPA
Lafayette, Indiana
February 25, 2019

EBH SECURITIES, INC.
6525 E 82ND STREET – SUITE 209
INDIANAPOLIS, IN 462504

EXEMPTION STATEMENT REGARDING RULE 15c3-3

EBH Securities, Inc. (CRD# 36592, SEC# 8-47352) is a $5,000 minimum net capital non-carry, non-clearing broker/dealer and is exempt from reserve requirement, with exemptions, according to Rule 15c3-3 (k) (1) "Limited business (mutual funds and/or variable annuities only)".

EBH Securities, Inc., has met this exemption provision throughout the year ended December 31, 2018 without exception.

EBH Securities, Inc., has followed all the rules and regulation of Rule 15c3-3 throughout the year ended December 31, 2018.

Sincerely,

EBH Securities, Inc.
Stan Whittlesey, President
February 23, 2019